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Exhibit 1

DRD/NUM WAGE NEGOTIATIONS DEADLOCK

30 June 2003

232/03-jmd

FOR IMMEDIATE RELEASE

Wage negotiations between Durban Roodepoort Deep, Limited (DRD) and the National Union of Mineworkers (NUM) deadlocked today (Monday, 30 June, 2003).

While agreement has been reached in respect of several non-wage related issues including health and safety benefits for women, a bargaining council and elimination of contractors, the parties were unable to agree an increase in basic wages.

DRD's current three-year wage offer is based on operational performance and affordability at its various mines. The company today improved its wage offer, tabling a 2% increase at Hartebeestfontein, 4% at Buffelsfontein and 4% at Blyvooruitzicht.

The company also put forward a proposal to narrow the wage gap between Blyvoor and Buffels and the higher-paying Harties operation.

In addition, a proposal has been tabled that would allow all category 3-8 employees to share in any increase in the received rand gold price over a sustained period.

So far, the NUM has not moved from its original demand for a 20% wage increase.

The Commission for Conciliation, Mediation and Arbitration (CCMA) will now be approached by the NUM for assistance in reaching an agreement between the parties.

Negotiations between DRD and the NUM take place independently of those between the Chamber of Mines and the union. Negotiations between the Chamber and the NUM deadlocked last week.

Queries:
Ilja Graulich, Durban Roodepoort Deep, Limited
27 11 381-7800 (work); 27 83 604-0820 (cell)

James Duncan, Russell & Associates
27 11 880-3924 (work); 27 82 892-8052 (cell)

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DRD/NUM WAGE NEGOTIATIONS DEADLOCK